SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3066

E-MAIL ADDRESS
JMERCADO@STBLAW.COM


06018936

VIA FEDEX

November 30, 2006

Mr. Elliot Staffen
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Banco Hipotecario S.A. (82-34946) Furnishes Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Dear Mr. Staffen,

On behalf of our client, Banco Hipotecario S.A. (the "Bank"), and pursuant to Rule 12g3-2b (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), we are furnishing the following information:

1. English translation of excerpt of relevant part of Board Meeting Minutes No. 200 of the Bank;

2. English translation of note to the Argentine Securities Commission ("ASC"), dated November, 2006;

3. English translation of note to the Buenos Aires Stock Exchange, dated as of November 13, 2006, relating to the Bank's Euro denominated Notes due 2013;

4. English translation of note to the Buenos Aires Stock Exchange, dated as of November 13, 2006, relating to the Bank's U.S. Dollar denominated Notes due 2013;

5. English translation of note No. 543 to the ASC, dated as of November 9, 2006; and

6. English translation of note No. 570 to the ASC, dated as of November 20, 2006.

Dlw 12/4

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (212-455-3066) if you have any questions or require any further information.

Sincerely,



Jaime Mercado

Enclosures

cc: Marcelo Icikson

[Letterhead of Banco Hipotecario]

EXCERPT OF RELEVANT PART OF BOARD MINUTES No. 200 OF BANCO HIPOTECARIO S.A. – "BOARD MINUTES No. 200. In the City of Buenos Aires, November 8, 2006, at 3:50 p.m., a meeting was held by the Board of Directors of BANCO HIPOTECARIO S.A. at its registered office, with the attendance of its Chairwoman, Clarisa Diana LIFSIC de ESTOL, and Class "A" Director Jaime GRINBERG, Class "B" Director Edgardo FORNERO, Class "C" Director Federico L. BENSADON; and Class "D" Directors Jacobo Julio DREIZZEN, Carlos B. PISULA, Gabriel A. REZNIK, Pablo VERGARA DEL CARRIL and Ernesto M. VIÑES. Also present were Class "A" Syndic Silvana GENTILE, Class "B" Syndic Martín SCOTTO and Class "D" and "C" Syndics José Daniel ABELOVICH, Marcelo FUXMAN and Ricardo FLAMMINI. The absence of the Vice Chairman, Eduardo S. ELSZTAIN and of Directors Jorge Luis MARCH and Sául ZANG was recorded. There being legal and statutory quorum present, the Chairwoman put on record that Mr. ELSZTAIN had granted a proxy in her favor for her to vote on his behalf at the meeting held on that date, in accordance with the provisions of Section 266 of the Business Companies Law No. 19,550, which document will be attached as an Exhibit to these minutes. (...) Thereafter, Ms. ESTOL submitted the third item of the Agenda to the meeting: **FINANCIAL STATEMENTS OF BANCO HIPOTECARIO S.A. FOR THE FISCAL YEAR ENDED 09/30/06, CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY INFORMATION FOR THE SAME PERIOD**: (...) Mrs. ESTOL underscored that the relevant developments occurred during the aforementioned fiscal year had been duly recorded in the Summary Information supplementing the Financial Statements. Further, she stated that the Financial Statements under consideration had been reviewed by the Independent Auditor and that the relevant Supervisory Committee's report in respect thereof was also available. Thereafter, the Chairwoman proposed to omit reading the Financial Statements and supplementary information, as copies of such information were already in the possession of Directors. The Chairwoman supplemented her motion by proposing the approval of the Financial Statements and supplementary information under consideration, as well as the Information Summary for the third quarter of the current year. Upon the motion raised by the Chairwoman being submitted to vote, the **Board of Directors unanimously** resolved: 1) To approve the Financial Statements of Banco Hipotecario S.A. for the fiscal quarter ended 09/30/06, including: Balance Sheet and Consolidated Balance Sheet, Statement of Income and Consolidated Statement of Income, Statement of Cash Flow and Consolidated Statement of Cash Flow, the Statement of Changes in Shareholders' Equity, their related Notes and Exhibits; with all the aforementioned documentation, as duly executed, being attached as an Exhibit hereto. 2) To approve the Summary Information for the third quarter of the current year, which document, as duly executed, is also attached as an Exhibit hereto. 3) To make the relevant filings and give the relevant notices to the supervision agencies. (...)"--

The foregoing is a true excerpt of the relevant part of Board Minutes No. 200, relating to the meeting held on November 8, 2006.---

For them to be filed with whomever it may concern, these presents are given and signed in Buenos Aires, on this 10th day of November, 2006. --

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

NOTE No.

BUENOS AIRES, November, 2006

ARGENTINE SECURITIES COMMISSION

The purpose of this letter is to provide you with the following documentation in accordance with the provisions of Book VII, Chapter XXIII, Section 1, subsection c) of the Regulations issued by the Argentine Securities Commission:

a) Financial Statements for the fiscal quarter ended 09/30/06 and Consolidated Financial Statements for the same period, of Banco Hipotecario Sociedad Anónima.

b) Supervisory Committee's Report.

c) Independent Auditor's Report.

d) Minutes of Supervisory Committee to the effect that any of its members is entitled to execute the Supervisory Committee's report to the Financial Statements.

e) Excerpt of the Board Minutes N° 200 dated 11/08/06 (relevant part) approving the Company's Financial Statements and Summary Information.

f) Financial Statements and independent auditors' reports of BH S.A.'s controlled companies, namely:

- BACS BANCO DE CRÉDITO Y SECURITIZACIÓN S.A., as of 09/30/2006
- BHN VIDA S.A., as of 06/30/2006
- BHN SEGUROS GENERALES S.A., as of 06/30/2006.

Sincerely,

[Letterhead of Banco Hipotecario]

Buenos Aires, November 13, 2006

Ms. NORA RAMOS,
HEAD,
ISSUE AND TECHNICAL DEPARTMENT,
BUENOS AIRES STOCK EXCHANGE

This is to give notice to you that as from December 1st, 2006 payment of the sixth period of interest on the Euro Denominated Notes due 2013 will be made through HSBC Bank USA.

Furthermore, for the purpose of making the customary publication within the Buenos Aires Stock Exchange, the relevant notice is hereto attached.

Sincerely,

Daniel Fittipaldi
Treasury Department

By: BANCO HIPOTECARIO S.A.

NOTICE OF PAYMENT OF INTEREST

BANCO HIPOTECARIO S.A.

EURO DENOMINATED NOTES DUE 2013

We inform the holders of our Euro Denominated Notes due 2013 that as from 12.01.2006 we shall pay the Interest Amounts corresponding to the sixth period . The accrual period corresponding to the payment of interest is from 06.01.2006 to 11.30.2006.

ANNUAL INTEREST RATE: 5%

INTEREST FOR THE PERIOD: 2.506849 % on nominal principal amount

Payment will be made through HSBC Bank USA – 452 Fifth Avenue – New York, New York 10018, in its capacity as Paying Agent, by check sent by mail to the holder of such Note as recorded in the Register. Furthermore, the Bank will take all the necessary measures for the participants' funds to be credited in the Clearing systems with Caja de Valores S.A.. The payment of interest will be made to the persons in whose names the Notes are recorded at the closing of business on the fifteenth day prior to the payment date, i.e., on 11.16.2006.

[Letterhead of Banco Hipotecario.]

Buenos Aires, November 13, 2006

Ms. NORA RAMOS,
HEAD,
ISSUE AND TECHNICAL DEPARTMENT,
BUENOS AIRES STOCK EXCHANGE

This is to give notice to you that as from December 1st, 2006 payment of the sixth period of interest on the Dollar Denominated Notes due 2013 will be made through HSBC Bank USA.

Furthermore, for the purpose of making the customary publication at the Buenos Aires Stock Exchange, the relevant notice is hereto attached.

Sincerely,

Daniel Fittipaldi
Treasury Department

By:BANCO HIPOTECARIO S.A.

NOTICE OF PAYMENT OF INTEREST

BANCO HIPOTECARIO S.A.

DOLLAR DENOMINATED NOTES DUE 2013

We inform the holders of our US Dollar Denominated Notes due 2013 that as from 12.01.2006 we shall pay the Interest Amounts corresponding to the sixth period. The accrual period corresponding to the payment of interest is from 06.01.2006 to 11.30.2006.

ANNUAL INTEREST RATE: 5%

INTEREST FOR THE PERIOD: 2.50% on principal nominal amount

Payment will be made through HSBC Bank USA – 452 Fifth Avenue – New York, New York 10018, in its capacity as Paying Agent, by check sent via mail to the holder of such Note as recorded in the Register. Furthermore, the Bank will take all the necessary measures for the participants' funds to be credited in the Clearing systems with Caja de Valores S.A. The payment of interest will be made to the persons in whose names the Notes are recorded at the closing of business on the fifteenth day prior to the payment date, i.e., on 11.16.2006.

[Letterhead of Banco Hipotecario]

NOTE No. 543

BUENOS AIRES, November 9, 2006

ARGENTINE SECURITIES COMMISSION

Re.: Information required under section 63 *in fine* of the Regulations of the Buenos Aires Stock Exchange

In order to comply with the requirements of section 63 *in fine* of the Regulations of the Buenos Aires Stock Exchange, we report below our income, divided into ordinary and extraordinary income, and a detail of the Shareholders' Equity broken down into items and amounts, for the Quarterly Financial Statements of Banco Hipotecario S.A. as of September 30th, 2006 (nine-month fiscal period).

INCOME -in thousands of $

Income as of 09-30-06	209,432
Ordinary income	152,152
Extraordinary income	57,280

SHAREHOLDERS' EQUITY -in thousands of $

Total Shareholders' Equity:	**2,426,547**
Capital Stock:	1,500,000
Non capitalized contributions:	0
Adjustments to Shareholders' Equity:	717,115
Earnings reserve	
-Statutory reserve:	0
-Other:	0
Unappropriated retained income	209,432

Subsection o)

Pursuant to the provisions of the Privatization Law and the Bank's bylaws the majority of Class "D" shareholders are entitled to elect nine of the thirteen members of our board of directors.

As of September 30th, 2006 the principal Class "D" shareholders were holders of an aggregate of 42,108,093 shares representing 28.07% of the Capital Stock.

Shareholders as of 09/30/2006

		As of September 30, 2006	
Shareholder	**Class**	**Amount of Shares**	**Percentage of Shares**
Argentine Government/Banco de la Nación Argentina as Trustee of the *Fondo Federal de Infraestructura Regional* Assistance Trust	A	**65,853,088**	43.9%
Banco de la Nación Argentina as Trustee of the *Programa de Propiedad Participada*	B	**7,500,000**	5.0%
Banco de la Nación Argentina as Trustee of the *Fondo Federal de Infraestructura Regional* Assistance Trust	C	**7,500,000**	5.0%
Option Trustee (1)	D	**9,090,500**	6.1%
Principal Shareholders (2)	D	**42,108,093**	28.1%
AFJPs (Pension Fund Managers)	D	**7,231,583**	4.8%
Deutsche Bank	D	**7,110,000**	4.7%
Board of Directors	D	**84,918**	0.1%
Other	D	**3,521,818**	2.3%
Total		**150,000,000**	

(1) The BHSA options' exercise period expired on February 2nd, 2004. As of that date, 179,095 options equivalent to 17,909,500 ADRs or Class "D" Shares had been exercised. The Class "D" Shares or ADRs relating to non-exercised options, which amount to 9,090,500, shall be maintained in the Trust until the disposal thereof pursuant to the instructions received from the Selling Shareholder (National Government): During such period, the political rights attaching thereto shall be exercised by the Trustee of the Trust of the *Fondo Federal de Infraestructura Regional* Assistance Trust (Banco de la Nación Argentina).

(2) As of September 30, 2006, Ritelco S.A., Latin American Capital Partners II LP, IRSA Inversiones y Representaciones Sociedad Anónima, Inversiones Financieras del Sur S.A., IFIS Limited, Dolphin Fund PLC and Buenos Aires Trade & Finance Center held 7,500,000, 4,303,811, 7,500,000, 7,462,285, 7,500,000, 5,200,982 and 2,641,015 ADSs or Class D Shares, respectively, with a participation on Class D Shares of 10.85%, 6.22%, 10.85%, 10.79%, 10.85%, 7.52% and 3.82%, respectively.

Subsection p)

Shares that entitle to securities convertible into stock and/or warrants in the company, held by the controlling shareholder or group: **None.**

Subsection q)

The principal Class "D" shareholders of the company and their domiciles are as follows:

- Irsa Inversiones y Representaciones S.A., Moreno 877 – Floor 22nd – City of Buenos Aires, Argentina.
- Buenos Aires Trade & Finance Center, Moreno 877 – Floor 22nd – City of Buenos Aires, Argentina.
- Inversiones Financieras del Sur S.A., Perú 529 – Ground Floor – Mendoza, Province of Mendoza.
- Dolphin Fund PLC, Perú 529 – PB – Mendoza, Province of Mendoza.

- Ritelco S.A., Perú 529 – PB – Mendoza, Province of Mendoza.
- Ifis Limites, Perú 529 – PB – Mendoza, Province of Mendoza.
- Latin America Capital Partners II, Florida 537 – Floor 18th – City of Buenos Aires.

Yours sincerely,

Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A

[Letterhead of Banco Hipotecario]

NOTE No. 570

BUENOS AIRES, November 20, 2006

MESSRS.
ARGENTINE SECURITIES COMMISSION

Ref: Banco Hipotecario S.A. – Out-of-Court Restructuring Agreement(APE)

In relation to the referred matter, this is to give notice to you that on 11/17/2006 we were given notice of the ruling issued by the National Court of Appeals in Commercial Matters, Panel D, whereby it is decided to grant the extraordinary appeal filed by this Entity against the ruling handed down by the same court which dismissed the request for approval of the Out-of-Court Restructuring Agreement duly entered into by the Bank and the majority creditors of its restructured debt in foreign currency.

The ruling established that the case should be submitted to the National Supreme Court of Justice, so as to discuss and resolve on the aforementioned appeal.

Sincerely,

/s/
Andrés F. OCAMPO
ATTORNEY-IN-FACT